Exhibit 99.1

YM BIOSCIENCESANNOUNCES SECONDARY
EFFICACY AND SAFETY FINDINGS IN RANDOMIZED
PHASE IIB AEROLEF™ TRIAL
- Company Announces Lead Investigator for U.S. Trial -

MISSISSAUGA, Canada - July 11, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced results of secondary endpoint data from its 99 patient, randomized, placebo-controlled, multi-center Phase IIb trial (DLXLEF-AP4) with AeroLEF™. AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. YM previously announced that this trial had successfully achieved its primary endpoint, the summed pain intensity difference/pain relief scores (SPRID4) during the 4 hours from the start of the initial dose of study medication (p=0.0194).

Additional Secondary Efficacy and Safety Findings
The treatment phase of the study began in the post-anesthetic care unit (PACU) after completion of surgery when patients reported a pain intensity score (PI) of at least 2 (moderate pain) on a 4-point verbal rating scale [0 (none) to 3 (severe pain)]. The clinical trial study period was up to 12 hours and patients were allowed to self-administer AeroLEF™ to treat up to two additional pain episodes during the study period.  For each pain episode, patients were instructed to continue the self-administration of drug until achievement of one of the following endpoints: achievement of effective analgesia, completion of full dose, or onset of dose-limiting side effects.  Patients were allowed rescue medication at any time following initiation of study treatment.

For the first dose administered in the PACU, the percentage of patients reporting a pain intensity (PI) score of less than or equal to 1 (mild pain or no pain) at the end of the dosing period with AeroLEF™ was 59%, a statistically significant difference from placebo (27%) (p=0.005). As well, the percentage of patients reporting a pain relief (PR) score of more than or equal to 2 (moderate, lots or complete relief) at the end of the dosing period with AeroLEF™ was 60%, also statistically significant compared to placebo (32%) (p=0.0166).

Both the TOTPAR4 (total pain relief over 4 hours, summed pain relief scores) and SPID4 (summed pain intensity difference scores patients report over first 4 hours after initiation of dosing) values for the first dose of AeroLEF™ showed statistically significant differences over placebo (p<0.02), consistent with the outcome of the primary endpoint. Across the entire study, for up to three dosing sessions with AeroLEF™, self-declared effective analgesia occurred within six minutes in 25% of patients, within 11 minutes in 50%, and within 20 minutes in 75%. Patients receiving AeroLEF™ in the blinded portion of the trial reported a mean duration of effective pain relief time of 237 minutes (~4 hours) for the first dose. Similar means were observed across subsequent doses of AeroLEF™; 229.2 minutes and 243.5 minutes for doses two and three, respectively.

Administration of AeroLEF™ in this study resulted in no unexpected adverse safety events.  Attributable adverse events (AEs) observed were generally consistent with typical opioid adverse effects seen in the immediate post-operative period.    Treatment-emergent AEs were similar between treatment groups: 70.8% in the AeroLEF™ group compared with 67.6% in the placebo group. The majority of adverse events were mild in intensity. Opioid antagonists (interventional medication commonly necessary in studies of opioids) were not administered to any subjects in the trial. AeroLEF does not appear to increase the risk of key adverse events (such as hypoxia and bradypnea) and has the potential to minimize certain otherwise expected adverse effects of interest to patients and physicians, warranting further investigation and development.

 “These results, from this difficult to treat patient population, confirm that patients are able to personally select doses of opioids to match the quantity of relief to the intensity of each pain event while maintaining a favorable safety tolerability profile,” said Diana Pliura, Executive Vice President of YM BioSciences. “This is robust confirmation that our approach not only provides rapid onset of pain relief, but permits extended duration of pain relief, while permitting patients to determine their own dosing requirements, and strongly supports our rationale for the expansion of development of this drug into the U.S.”

YM further anticipates conducting an End-of-Phase II meeting with the FDA to discuss Phase III trial designs for registration. In addition, YM recently received clearance from the FDA to initiate a Phase II trial in the U.S. in patients who are either opioid tolerant or opioid naïve, where a successful trial would further extend the utility and medical breadth of the product if and when approved.  This trial is expected to initiate enrollment of its 50 patient target in the second half of 2007. The principal coordinating investigator is Eugene Viscusi, MD, Director, Acute Pain Management, Department of Anesthesiology, Jefferson Medical College, at Thomas Jefferson University, Philadelphia, Pennsylvania.  Dr. Viscusi has published extensively in pain management world-wide.

“Results of this study were significant both clinically and statistically, and highlight the competitive advantages of our product and its potential as a best-in-class treatment for pain,” said David Allan, Chairman and CEO of YM BioSciences. “We are very pleased that our upcoming trial will be led by a key opinion leader in the U.S. and look forward to discussions with regulatory authorities on the path to approval for our drug.”

The Phase IIb clinical study (DLXLEF-AP4) was a 2-part, multi-center study to evaluate the efficacy, safety and tolerability of repeated, self-titrated inhalation of AeroLEF™ for the treatment of acute post-operative pain following orthopedic surgery. The first phase of the study (Part 1) was a 21 patient open-label, lead-in phase to ensure consistency of AeroLEF™ administration across study sites. Results of Part I of the Phase IIb study were presented at the 2006 American Society of Anesthesiologists (ASA) Annual Meeting in Chicago, IL. The second phase (Part 2) was a 99 patient, randomized, placebo-controlled portion of the trial.

About AeroLEF™
AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. In contrast to fixed-dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF™ is being developed as a non-invasive delivery system designed to enable patients to self-titrate. Using AeroLEF™, patients can identify and select a personalized dose for each pain episode, achieving both rapid onset and extended duration of analgesia.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company is advancing two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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